OCEANPAL Inc.

OCEANPAL INC.
COMPUTERSHARE
ATTN: LINA ONONIBAKU
480 WASHINGTON BOULEVARD
26TH FLOOR
JERSEY CITY, NJ 07310

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T00590-Z93171

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OCEANPAL INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect Class II Directors to serve until the 2029 annual meeting of shareholders.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01) Eleftherios Papatrifon
02) James Gereghty, Jr

	For	Against	Abstain
2. To approve the amendment to the Company's Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect a change in the name of the Company from "OCEANPAL INC." to "SVRN, Inc."	☐	☐	☐
3. To approve the appointment of CBIZ CPAs P.C. as the Company's independent auditor for the fiscal year ended December 31, 2026.	☐	☐	☐

4. To transact other such business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

T00591-Z93171

OCEANPAL INC.
Annual Meeting of Shareholders
June 16, 2026 11:00 a.m. Eastern Daylight Time
This proxy card is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) the Chairman of the Annual Meeting of Shareholders as proxy, with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of OCEANPAL INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at Nasdaq's Corporate Headquarters, 151 West 43rd Street, 2nd floor, New York, NY 10036 at 11:00 a.m. Eastern Daylight Time on June 16, 2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side